UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.      )*

ZST Digital Networks, Inc.
(Name of Issuer)

Common Stock, par value
$0.0001 per share
(Title of Class of Securities)

98878T208
(CUSIP Number)


Carol OLeary
AER Advisors, Inc.
Drake Hill Commons
P.O. Box 670
North Hampton, NH 03862
(603) 964-5865

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications)

June 18, 2012
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.   1
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

1.
NAME OF REPORTING PERSON.

	AER Advisors, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 02-498531
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]	(b)  [X]
3.
SEC USE ONLY
4.
SOURCE OF FUNDS
	OO
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)    [    ]
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
	New Hampshire
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7.
SOLE VOTING POWER
-0-

8.
SHARED VOTING POWER
2,742,250

9.
SOLE DISPOSITIVE POWER
-0-

10.
SHARED DISPOSITIVE POWER
2,742,250

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,742,250
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[   ]

13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
23.64%

14.
TYPE OF REPORTING PERSON
	IA



1.
NAME OF REPORTING PERSON.

	Peter Deutsch

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [   ]	(b)  [X]
3.
SEC USE ONLY
4.
SOURCE OF FUNDS
	PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)    [    ]
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
	United States
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
7.
SOLE VOTING POWER
45,000

8.
SHARED VOTING POWER
2,087,000

9.
SOLE DISPOSITIVE POWER
45,000

10.
SHARED DISPOSITIVE POWER
2,087,000
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	2,132,000
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
[   ]
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.38%
14.
TYPE OF REPORTING PERSON
	IN


SCHEDULE 13D

Item 1.
Security and Issuer

    This statement relates to the Common Stock,par value
$0.0001 per share (Common Stock), of ZST Digital Networks, Inc., a Delaware corporation (the Issuer), which has its principal executive offices at 206 Tongbo Street,Boyaxicheng, 2nd Floor,
Zhenghou, Henan Province, Peoples Republic of China, 450007.

Item 2.
Identity and Background

    This statement is filed on behalf of (1) AER Advisors, Inc., a New Hampshire corporation (AER) and (2) Peter Deutsch (Peter Deutsch). Such parties are referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

    AER has its principal executive offices at Drake Hill Commons P.O. Box 670, North Hampton, New Hampshire 03862, and the telephone number at such principal executive offices is 603-964-5865. AER is a U.S. registered investment adviser and a private financial services firm. It utilizes the unique stock screening methodology developed in-house in a variety of formats, including providing investment research to the institutional investment community, and asset management to separately managed accounts.

    Peter Deutsch is a wine importer & CEO of a private family business. He is a citizen of the United States. His address is care of AER Advisors at Drake Hill Commons, P.O. Box 670, North Hampton, New Hampshire 03862.

    The executive officers and directors of AER as of June 22, 2012 are set forth below, which contains the following information with respect to each such person:

    (a)	Name;
    (b)	Residence or business address;
    (c)	Present principal occupation or employment and the name,
principal business and address of any corporation or other organization in which such employment is conducted; and
    (d) Citizenship.

(a)	Carol OLeary
(b)	30 Laurence Lane, Rye Beach, NH 03871
(c)	President & CEO, AER Advisors, Drake Hill Commons,
	PO Box 670, North Hampton, NH 03862
(d)	United States

(a)	David OLeary
(b)	30 Laurence Lane, Rye Beach, NH 03871
(c)	Chairman & CIO, AER Advisors, Drake Hill Commons,
	PO Box 670, North Hampton, NH 03862
(d)	United States

(a)	Janine Cohen
(b)	18 Lois Lane, Lexington, MA 02420
(c)	CFO & CCO, AER Advisors, Drake Hill Commons,
	PO Box 670, North Hampton, NH 03862
(d)	United States

(a)	Thomas Steffanci
(b)	15139 W. Ventura Street, Surprise, AZ 85379
(c)	Director, AER Advisors, Drake Hill Commons,
	PO Box 670, North Hampton, NH 03862
(d)	United States


    During the last five years, none of the Reporting Persons or any person named above has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds

    The Common Stock of the Issuer beneficially owned by AER was acquired with cash on hand from contributions from certain investors, as applicable, for the purpose of investing, and the Common Stock of the Issuer beneficially owned by Mr. Peter Deutsch was acquired from his personal finances for the purpose of investing.

Item 4.
Purpose of Transaction

    The Reporting Persons acquired the Common Stock of the Issuer for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.


    On April 6, 2012, the Issuer notified The NASDAQ Stock Market of the Company's intention to voluntarily delist the Company's common stock from the NASDAQ Global Market and filed a Form 25 with the Securities and Exchange Commission (the SEC) (1) indicating the delisting of the Ordinary Stock on the NASDAQ Stock Market LLC exchange and (2) notifying the SEC of the deregistration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934 on or about April 16, 2012.

    The Reporting Persons reserve the right to change their plans and intentions at any time, and to take any and all actions that they deem appropriate to maximize the value of their investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of the Issuer in open market transactions, privately negotiated transactions, or otherwise. There can be no assurance as to when, over what period of time, or to what extent they may decide to increase their ownership interest in the Issuer. Alternatively, the Reporting Persons may decide at any time to decrease their ownership interest in the Issuer.

    AER Advisors has the following documents on file with the SEC relating to this Issuer which represent all of the transactions in the Issuers securities effected by the Reporting Persons from the date hereof through the date
60 days prior to the date of this report and which are incorporated herein by reference:

1.
13G Filed on January 30, 2012


2.
13G/A1  Filed on April 6, 2012


3.
 13G/A2 Filed on May 2, 2012

Except as set forth above, the Reporting Persons do not have any plans or proposales which relate to or would result in the events specified in
Item 4(a)-(j).

Item 5.
Interest in Securities of Issuer

(a) 	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this
Schedule 13D.Percentages are based on 11,600,000 shares outstanding as reported on the company website of ZST Digital Networks, Inc.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this
Schedule 13D. Peter Deutsch and AER Advisors share the power to vote and dispose of 2,787,250 shares of Common Stock.

(c)	AER Advisors acquired shares of Common Stock as detailed in the 13G filings referenced above through either purchase on the Nasdaq Stock Exchange, or the OTC, or through transfers made by Peter Deutsch through other brokerage accounts where he has individually.

(d)	Except as set forth in this Schedule 13D, to the knowledge of the
Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.


Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

    The information set forth in Items 2, 3, 4 and 5 above of this Schedule 13D is hereby incorporated by reference.

    The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date of this filing, a copy of which is filed herewith as Exhibit A.

    The Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as disclosed above and herein.

Item 7.
Materials to be Filed as Exhibits

Exhibit A
Type of Security	Common Stock
Date of Transactions	12/30/11 through 6/22/12
Number of Shares	2,087,000
Range of Sales Price	$2.01-$2.58

Joint Filing Agreement (annexed)


Signature
    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED:  June 28, 2012




AER Advisors, Inc.



By:
/s/ Carol OLeary


Name:  Carol OLeary
Title:  President and Chief Executive
Officer


Peter Deutsch



By:
/s/ Peter Deutsch


Name:  Peter Deutsch


JOINT FILING AGREEMENT
    The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
DATED:  June 28, 2012




AER Advisors, Inc.



By:
/s/ Carol OLeary


Name:  Carol OLeary
Title:  President and Chief Executive
Officer


Peter Deutsch



By:
/s/ Peter Deutsch


Name:  Peter Deutsch


CUSIP No. 98878T208
30446397_2

30446397_2
30446397_2